                                                                  EXHIBIT 12.02

                           WISCONSIN ENERGY COMPANY*
                              UNAUDITED PRO FORMA
        STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                             (THOUSANDS OF DOLLARS)

                                               YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------
                                1991       1992       1993       1994       1995
                              --------   --------   --------   --------   --------
Net Income                    $231,034   $214,150   $230,086   $220,299   $279 885
Income Tax                     122,946    113,731    124,225    120,665    165,975
                              --------   --------   --------   --------   --------
Pretax Income                  353,980    327,881    354,311    340,964    445,860

FIXED CHARGES:
Interest on Long-Term Debt      96,794    103,100    105,987    103,685    103,113
Amortization of Debt
Premium, Discount & Expense      3,325      5,571     15,613     15,136     13,420
Other Interest Expense           7,709      4,605      4,356      8,903     14,740

  INTEREST FACTOR OF RENTS
    Nuclear Fuel                 3,174      2,098      1,697      1,896      2,401
    Other                          935      1,054      1,528      1,070      1,070
                              --------   --------   --------   --------   --------
Total Fixed Charges            111,937    116,428    129,181    130,690    134,744

Earnings Before Income
 Taxes & Fixed Charges        $465,917   $444,309   $483,492   $471,654   $580,604
                              --------   --------   --------   --------   --------
Ratio of Earnings to
 Fixed Charges                    4.2        3.8        3.7        3.6        4.3




* In connection with the business combinations, WE will be renamed Wisconsin Energy Company.